                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No 12)


           Hyperion 2005 Investment Grade Opportunity Term Trust, Inc.
                                      (HTO)
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    448918102
                                 (CUSIP Number)


                           George W. Karpus, President
                          Karpus Management, Inc. d/b/a
                          Karpus Investment Management
                          14 Tobey Village Office Park
                            Pittsford, New York 14534
                                 (716) 586-4680

  (Name, Address, and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                  July 7, 1999
             (Date of Event which requires Filing of this Statement)


 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [ ]


                               (Page 1 of 4 pages)


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                                  SCHEDULE 13D
CUSIP NO. 448918102                                           Page 2 of 4 Pages
--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Karpus Management, Inc. d/b/a Karpus Investment Management
                               I.D. # 16-1290558
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS*
              AF
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                   |_|
              IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              NEW YORK
--------------------------------------------------------------------------------
NUMBER OF                   7  SOLE VOTING POWER
SHARES                         1,965,743
BENEFICIALLY                ----------------------------------------------------
OWNED BY                    8  SHARED VOTING POWER
EACH
REPORTING                   ----------------------------------------------------
PERSON WITH                 9  SOLE DISPOSITIVE POWER
                               1,965,743
                            ----------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,965,743
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES                                        |_|
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              11.49%
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*
              IA
--------------------------------------------------------------------------------


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ITEM 1   Security and Issuer
         -------------------
         Common Stock
         Hyperion 2005 Investment Grade Opportunity Term Trust, Inc. 1 Liberty Plaza
         165 Broadway
         36th Floor
         New York, New York 10006

ITEM 2   Identity and Background
         -----------------------

         a) Karpus Management, Inc., d/b/a Karpus Investment Management ("KIM") George W. Karpus, President, Director, and controlling stockholder JoAnn Van Degriff, Vice President and Director
            Sophie Karpus, Director
         b) 14 Tobey Village Office Park
            Pittsford, New York 14534
         c) Principal business and occupation - Investment Management for individuals, pension, and profit sharing plans, corporations, endowments, trust, and others, specializing in conservative asset management (i.e. fixed income investments).
         d) None of George W. Karpus, JoAnn Van Degriff or Sophie Karpus ("the Principals") or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).
         e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         f) Each of the Principals is a United States citizen. KIM is a New York corporation.

ITEM 3   Source and Amount of Funds or Other Considerations
         --------------------------------------------------
         KIM, an independent investment advisor, has accumulated 1,965,743 shares of HTO on behalf of accounts that are managed by KIM ("the Accounts") under limited powers of attorney, which represents 11.49% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

ITEM 4   Purpose of Transaction
         ----------------------
         KIM has purchased Shares for investment purposes. Being primarily a conservative, fixed income manager, with a specialty focus in the closed end fund sector, the profile of HTO fit the investment guidelines for various Accounts.

ITEM 5   Interest in Securities of the Issuer
         ------------------------------------
         a) As of the date of this Report, KIM owns 1,965,743 shares, which represent 11.49% of the outstanding shares. George W. Karpus owns 3,000 shares purchased on July 5, 1996 at a price of $7.125. KIM Profit Sharing Plan owns 1,500 shares purchased on July 22, 1997 at a price of $7.875.

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         b) KIM has the sole power to dispose of and to vote all such Shares under limited powers of attorney.
         c) Open market purchases in the last 90 days for the Accounts.

      There have been no dispositions and no acquisition, other than by such open market purchases, during such period.

        DATE      SHARES   PRICE PER            DATE      SHARES    PRICE PER
                               SHARE                                    SHARE

     5/13/99        -750       8.625          6/2/99        4700       8.4375
     5/14/99        5700       8.375          6/3/99         300       8.4375
     5/26/99       -3000      8.4375         6/11/99       -1100       8.4375
                                             6/14/99        -200        8.375
                                             6/14/99       -2600       8.4375
                                             6/15/99        6400        8.375
                                             6/16/99        6900        8.375
                                             6/17/99         100        8.375
                                             6/18/99        5000        8.375
                                             6/22/99       99350        8.375
                                             6/23/99       52685       8.1875
                                             6/24/99       34450       8.1875
                                             6/25/99       12750         8.25
                                             6/28/99        8150         8.25
                                             6/28/99        1300       8.1875
                                             6/29/99        2500         8.25
                                             6/29/99       -1000       8.1875
                                             6/29/99        5600       8.1875
                                             6/30/99        9900       8.1875





*SHARES OF 750 ON 05-13 WERE TRANSFERRED OUT OF OUR FIRM.

      The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.


ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer
         -----------------------------------------------------------------------
         Except as described above, there are no contracts, arrangement, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the HTO securities.

ITEM 7   Materials to be Filed as Exhibits
         ---------------------------------
         Not applicable

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                           Karpus Management, Inc.




July 7, 1999                               By: /s/ George W. Karpus
------------                                   ---------------------------
       Date                                           Signature
                                               George W. Karpus, President
                                                      Name /Title